Exhibit 99.1

Vermilion Energy Inc. Reports Voting Results of Election of Directors

CALGARY, April 28, 2017 /CNW/ - Vermilion Energy Inc. ("Vermilion" or "Company") (TSX, NYSE: VET) is pleased to report that at its annual meeting of shareholders held on April 28, 2017 each of the ten nominees were elected as directors of the Company. The detailed results of the vote by ballot are as follows:

	Votes for		Votes Withheld
	Number	Percent (%)	Number	Percent (%)
Larry J. Macdonald	74,469,081	95.88	3,200,484	4.12
Lorenzo Donadeo	74,897,422	96.43	2,772,143	3.57
Loren M. Leiker	77,615,385	99.93	54,180	0.07
William F. Madison	76,693,423	98.74	976,142	1.26
Dr. Timothy R. Marchant	77,619,656	99.94	49,909	0.06
Anthony Marino	76,843,016	98.94	826,549	1.06
Robert Michaleski	77,620,230	99.94	49,335	0.06
Sarah E. Raiss	77,306,160	99.53	363,405	0.47
William Roby	77,669,565	100.00	0	0.00
Catherine L. Williams	76,776,548	98.85	893,017	1.15

For complete voting results, please see our Report of Voting Results available through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia.  Our business model targets annual organic production growth, along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia.  Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland.  Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 5%.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate "A" List performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, France, the Netherlands and Germany.  In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Management and directors of Vermilion hold approximately 5% of the outstanding shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

TM denotes trademark of Canaccord Genuity Capital Corporation.

SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: Kyle Preston, Director Investor Relations, TEL: (403) 476-8431 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 18:33e 28-APR-17